UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14055X 10 2

(CUSIP Number)

Timothy M. Hurd Paul R. Wood Madison Dearborn Partners, LLC Three First National Plaza Chicago, Illinois 60602 (312) 895-1000	James S. Rowe Robert M. Hayward Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055X 10 2		13D	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,317,541 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,317,541 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,317,541 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 14055X 10 2		13D	Page 3 of 12 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,317,541 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,317,541 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,317,541 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14055X 10 2		13D	Page 4 of 12 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,020,422 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,020,422 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,020,422 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14055X 10 2		13D	Page 5 of 12 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Special Equity III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 289,110 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 289,110 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,110 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) PN

* Less than 1% of the outstanding shares of the class represented by the amount in row (11).

CUSIP No. 14055X 10 2		13D	Page 6 of 12 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Special Advisors Fund I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,009 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,009 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,009 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

* Less than 1% of the outstanding shares of the class represented by the amount in row (11).

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2003, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 28, 2004 (as amended to the date hereof, the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D (the “Amendment”).  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.

Item 2.	Identity and Background
Paragraph 1 of Item 2 of the Statement is hereby deleted and replaced as follows:

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Madison Dearborn Capital Partners III, L.P., a Delaware limited partnership (“MDCP”), by virtue of its deemed beneficial ownership of 13,020,422 shares of Common Stock,
Madison Dearborn Special Equity III, L.P., a Delaware limited partnership (“MDSE”), by virtue of its deemed beneficial ownership of 289,110 shares of Common Stock,
Special Advisors Fund I, LLC, a Delaware limited liability company (“SAF”), by virtue of deemed beneficial ownership of 8,009 shares of Common Stock,
Madison Dearborn Partners III, L.P., a Delaware limited partnership (“MDP III”), by virtue of being the sole general partner of MDCP and MDSE and the sole manager of SAF, and
Madison Dearborn Partners, LLC, a Delaware limited liability company (“MDP”), by virtue of being the sole general partner of MDP III.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby deleted in its entirety and replaced as follows:

MDCP, MDSE and SAF acquired the Old LLC Units, as discussed above in Item 3, for investment purposes.  The Old LLC Units were exchanged in the recapitalization for the New LLC Units, which were exchanged for Common Stock in connection with the Merger.

As of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

Page 7 of 12 Pages

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future.  In determining from time to time whether to sell their shares of the Issuer’s Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Also, consistent with their investment intent, the Reporting Persons have engaged in and continue to engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations.

On January 20, 2004, the Issuer filed with the Commission a registration statement on Form S-1 (Registration No. 333-112002) which was subsequently amended on January 23, 2004, January 27, 2004 and February 2, 2004 (together, the "2004 Registration Statement").

On February 6, 2004, the Reporting Persons and other selling stockholders completed an underwritten public offering of 20,000,000 shares of Common Stock pursuant to the 2004 Registration Statement (the "2004 Offering").  No shares were issued by the Issuer in the 2004 Offering.  In the 2004 Offering, MDCP sold 3,657,982 shares of Common Stock, MDSE sold 81,223 shares of Common Stock and SAF sold 2,250 shares of Common Stock.  The price of the Common Stock of the Issuer sold in the 2004 Offering, excluding underwriting discounts and other fees and expenses, was $21.50 per share, and net of underwriting discounts was $20.7475 per share.  For more information regarding the 2004 Offering, see the 2004 Registration Statement as filed with the Commission.

The table below sets forth the number of shares offered and sold by each of the Reporting Persons pursuant to the 2004 Registration Statement in the 2004 Offering.

	Shares Offered For Sale	Shares Owned After Offering
		Number	Percentage (1)
Reporting Persons:
Madison Dearborn Capital Partners III, L.P.	3,657,982	13,020,422	11.0%
Madison Dearborn Special Equity III, L.P.	81,223	289,110	*
Special Advisors Fund I, LLC	2,250	8,009	*
Total	3,741,455	13,317,541	11.2%

*  Less than 1%.

Page 8 of 12 Pages

(1) The percentages in this column were calculated on the basis of 118,780,773 shares of Common Stock outstanding as of December 31, 2003.  The 2004 Offering consisted solely of shares already outstanding, and thus did not affect the total as of December 31, 2003.

The purpose of the disposition of Common Stock by MDCP, MDSE and SAF on August 12, 2003 in connection with the IPO and on February 6, 2004 in connection with the 2004 Offering was to monetize a portion of their respective investments in the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Paragraphs 1 and 2 of Item 5 of the Statement are hereby deleted and replaced as follows:
As of the date hereof:

MDCP may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 13,020,422 shares of Common Stock, or approximately 11.0% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

MDSE may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 289,110 shares of Common Stock, or less than 1% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

SAF may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 8,009 shares of Common Stock, or less than 1% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares; and

MDP III and MDP may each be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 13,317,541 shares of Common Stock, or approximately 11.2% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares.  This number consists of 13,020,422 shares of Common Stock held directly by MDCP, 289,110 shares of Common Stock held directly by MDSE and 8,009 shares of Common Stock held directly by SAF.

All of the percentages calculated in this statement are based upon an aggregate of 118,780,773 shares of Common Stock outstanding as of December 31, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is hereby amended by adding the following paragraph immediately following the second paragraph thereof:

Pursuant to that certain Underwriting Agreement dated as of February 2, 2004 (the “2004 Underwriting Agreement”) between the Issuer, Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc. as representatives of the several underwriters, and the selling stockholders listed therein (including but not limited to MDCP, MDSE and SAF), each of MDCP, MDSE and SAF has agreed, subject to the terms and conditions of the 2004 Underwriting Agreement, for a period ending May 20, 2004, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock of the Issuer (other than the sales reported herein), or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or enter into any swap, hedge or other arrangement that transfers the economic consequences of ownership of the shares of Common Stock; provided, that MDCP, MDSE and SAF may enter into any private resale of the shares of Common Stock so long as their transferees agree to a substantially similar lock-up arrangement.  This summary of the lock-up arrangements contained in the 2004 Underwriting Agreement is qualified in its entirety by reference to the detailed provisions of the 2004 Underwriting Agreement, a copy of the form of which is incorporated herein by reference.

Page 9 of 12 Pages

Item 7.	Material to Be Filed as Exhibits
	Exhibit D	Form of 2004 Underwriting Agreement (filed as Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed February 2, 2004 and incorporated herein by reference).

Page 10 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004	MADISON DEARBORN PARTNERS, LLC

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: February 6, 2004	MADISON DEARBORN PARTNERS III, L.P.

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: February 6, 2004	MADISON DEARBORN CAPITAL PARTNERS III, L.P.

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	Madison Dearborn Partners III, L.P.
	Its:	General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: February 6, 2004	MADISON DEARBORN SPECIAL EQUITY III, L.P.

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	Madison Dearborn Partners III, L.P.
	Its:	General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director

Date: February 6, 2004	SPECIAL ADVISORS FUND I, LLC

	By:	Madison Dearborn Partners, LLC
	Its:	Manager

	By:	Madison Dearborn Partners III, L.P.
	Its:	General Partner

	By:	/s/ Timothy M. Hurd
Name: Timothy M. Hurd
Its: Managing Director